Exhibit 17.1

Mr. Mark A. Bertelsen, Secretary Atmel Corporation Wilson, Sonsini Goodrich & Rosati, PC 650 Page Mill Road Palo Alto, CA 94304	Via Facsimile Aug 22, 2006 650-493-6811

Re:	Resignation as a Director of Atmel Corporation
Dear Mr. Bertelsen:
I want to inform you that I resign as a director of Atmel Corporation.
My reason is that I can no longer fulfill my fiduciary duty as a director,
Because the corporation, the board, and you are not providing me any
Information or documents about the company since July 26, 2006.
You continue to make decisions without the full board’s involvement which I think are illegal and unethical,
including the announcement of the second quarter results.
Sincerely,
/s/ George Perlegos
George Perlegos